UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

Extraordinary General Meeting of Shareholders of Kookmin Bank
On October 13, 2009, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., resolved to convene and held an extraordinary general meeting of shareholders, and both of the agenda items listed below were approved and ratified as originally proposed:
•	Date and Time: October 13, 2009, 10:00 a.m. local time

•	Venue: 13th Floor, Kookmin Bank, 36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:
1)	Appointment of non-executive directors

2)	Appointment of candidates for the members of the Audit Committee, who are non-executive directors
With respect to 1) and 2), the lists of nominees are as follows;
Details regarding newly appointed Non-Executive Directors

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Myoung-Jin Kim (01/02/1955)	Partner, Law Firm Law World	• Representative lawyer, Law Firm Minju
•     Lawyer, Myoung-Jin, Kim Law Firm
•     Criminal superintendent public prosecutor of Seoul High Public Prosecutors Office
•     Director of Dongbu Branch Office of Busan District Public Prosecutors Office
•     #1 Assistant prosecutor general of Incheon District Public Prosecutors Office
• The 11th Graduation of Judicial Research &Training Institute	• Obtained degree of L.L.M from Law School, Cornell University
•     Completed Graduate School, College of Law, Seoul National University
•     Graduated from Dept. of Law, College of Law, Seoul National University
			• Graduated from Yongsan High School	Republic of Korea	1 yr

Hong-Bum Kim (09/01/1956)	Professor of Economics Department, Gyeongsang National University	• Director, The Korean Economic Association
•     Advisory Board Member, Gyeongnam Branch of the Bank of Korea
•     Outside director, KB Asset Management Company
•     Member of Advisory Committee for Financial Development, The Ministry of Finance and Economy of the Korean Government
•     Summer Intern, International Monetary Fund
		• Junior Economist, the Bank of Korea	• Ph.D., State University of New York at Albany, Economics • M.A., Seoul National University, Economics • A.B., Seoul National University, Economics • Graduated from Kyunggi High School	Republic of Korea	1 yr

Details regarding newly appointed Members of the Audit Committee, who are Non-Executive Directors

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Myoung-Jin Kim (01/02/1955)	Partner, Law Firm Law World	• Representative lawyer, Law Firm Minju
•     Lawyer, Myoung-Jin, Kim Law Firm
•     Criminal superintendent public prosecutor of Seoul High Public Prosecutors Office
•     Director of Dongbu Branch Office of Busan District Public Prosecutors Office
•     #1 Assistant prosecutor general of Incheon District Public Prosecutors Office
• The 11th Graduation of Judicial Research & Training Institute	• Obtained degree of L.L.M from Law School, Cornell University
•     Completed Graduate School, College of Law, Seoul National University
•     Graduated from Dept. of Law, College of Law, Seoul National University
			• Graduated from Yongsan High School	Republic of Korea	1 yr

Hong-Bum Kim (09/01/1956)	Professor of Economics Department, Gyeongsang National University	• Director, The Korean Economic Association
•     Advisory Board Member, Gyeongnam Branch of the Bank of Korea
•     Outside director, KB Asset Management Company
•     Member of Advisory Committee for Financial Development, The Ministry of Finance and Economy of the Korean Government
•     Summer Intern, International Monetary Fund
		• Junior Economist, the Bank of Korea	• Ph.D., State University of New York at Albany, Economics • M.A., Seoul National University, Economics • A.B., Seoul National University, Economics • Graduated from Kyunggi High School	Republic of Korea	1 yr

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 13, 2009	By:	/s/ Kap Shin
(Signature)
		Name:	Kap Shin
		Title:	Deputy President & CFO

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